SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 8)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP NO. 971892104                   13D/A                  PAGE 2 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              ANDREW A. WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         3,538,908 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              367,000 (SEE RESPONSES TO ITEMS 4 AND 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,659,403 (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,538,908
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.09% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages

CUSIP NO. 971892104                   13D/A                  PAGE 3 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               TIFFANY WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         3,538,908 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              629,255 (SEE RESPONSES TO ITEMS 4 AND 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,397,148 (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,538,908
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.09% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 Pages

CUSIP NO. 971892104                   13D/A                  PAGE 4 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                         SC, AF (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                    915,709
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                         915,709

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                        0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    915,709
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.71% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 11 Pages

CUSIP NO. 971892104                   13D/A                  PAGE 5 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM STARLIGHT INVESTMENTS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                      13,826
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                           13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                        0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.14% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 11 Pages

     This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No.2 to the Schedule 13D filed on December 20, 1999 ("Amendment No.2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6") and by Amendment No. 7 to the 13D filed on March 5, 2002, by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn and TTMM, L.P. (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of Fog Cutter Capital Group Inc., formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Parnters, L.P. Tiffany Wiederhorn is the general partner of the Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

     None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

     The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group", and such persons are making this filing


                               Page 6 of 11 Pages
only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported below is as follows:


        NAME                            AMOUNT               SOURCE OF FUNDS
-----------------------------      -------------------       ---------------
Andrew Wiederhorn                      (See text)              (See text)
Tiffany Wiederhorn                        N/A                     N/A
TTMM, L.P.                             (See text)              (See text)
WM Starlight Investments, LLC             N/A                     N/A

     As previously disclosed, the Issuer made a loan of $750,000 in connection with the acquisition of shares of Common Stock by TTMM, L.P. ("TTMM") on February 21, 2002, pursuant to a series of Put/Call Option and Voting Agreements between Mr. Wiederhorn and each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, The Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P. and Cobalt Capital Management, Inc.

     The Issuer and Mr. Wiederhorn subsequently documented that loan, consistent with Mr. Wiederhorn's employment agreement. At that time, Mr. Wiederhorn, Ivy Capital Partners L.P., a California limited partnership ("Ivy") and the Issuer executed and delivered an Agreement, dated as of February 21, 2002, pursuant to which the Company loaned $687,000 to Ivy and $175,000 to Mr. Wiederhorn, which loans were evidenced by Secured Promissory Notes, each dated as of February 21, 2002, by Ivy and Mr. Wiederhorn. Also in June, 2002, Mr. Wiederhorn and the Issuer executed and delivered a Guaranty, dated as of February 21, 2002, pursuant to which he guaranteed the loan to Ivy. Mr. Wiederhorn contributed $63,000 of the proceeds of his loan to Ivy, indirectly through Ivy's parent entity. Ivy, the general partner of TTMM, contributed $750,000 of the proceeds of the loans to TTMM.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of this Amendment No. 7 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto.

     As previously disclosed, on October 16, 2001, Andrew Wiederhorn entered into a Stock Option and Voting Agreement (the "Mendelsohn Agreement") by and among Mr. Wiederhorn and Lawrence A. Mendelsohn ("Mr. Mendelsohn"), Joyce Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC (the "Mendelsohn Agreement Stockholders"), Mr. Mendelsohn, as Agent for the Mendelsohn Agreement Stockholders, and Tiffany Wiederhorn, as guarantor of certain obligations. Pursuant to the Mendelsohn Agreement, Mr. Wiederhorn granted each Mendelsohn Agreement Stockholder a Put Option (as defined in


                               Page 7 of 11 Pages
the Mendelsohn Agreement) whereupon each Mendelsohn Agreement Stockholder may require Mr. Wiederhorn to purchase such Mendelsohn Agreement Stockholder's shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option. The Mendelsohn Agreement specifically permitted the delegation of Mr. Wiederhorn's obligations under the Put Option to the Issuer.

     Also as previously disclosed, the Issuer made a loan of $750,000 in connection with the acquisition of shares of Common Stock by TTMM, L.P. ("TTMM") on February 21, 2002, pursuant to a series of Put/Call Option and Voting Agreements between Mr. Wiederhorn and each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, The Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P. and Cobalt Capital Management, Inc.

     Item 4 is hereby amended to report the following information:

     On August 8, 2002, Mr. Wiederhorn, Tiffany Wiederhorn, Mr. Mendelsohn (as Agent on behalf of himself and the other Mendelsohn Stockholders) and the Issuer executed and delivered a Waiver, Release, Delegation and Amendment to the Stock Option and Voting Agreement, dated as of July 31, 2002 (the "Amendment"). The Amendment provides for (1) the assignment of Mr. Wiederhorn's rights and delegation of Mr. Wiederhorn's obligations under the Put Option to the Issuer, and assumption of those obligations by the Issuer, (2) release of further obligations of Mr. Wiederhorn and Mrs. Wiederhorn in connection with the Put Option, (3) waiver of transfer restrictions relating to the transfer from S&S Investors to Joyce Mendelsohn of 419,500 shares of Common Stock subject to the Mendelsohn Agreement (4) amendments to the Mendelsohn Agreement in connection with the foregoing.

     As a result of the Amendment, Mr. Wiederhorn no longer has the right to acquire or the obligation to pay for the 1,044,760 shares of Common Stock pursuant to the Mendelsohn Agreement.

     The Issuer and Mr. Wiederhorn subsequently documented the loan in connection with TTMM's acquisition of the shares, consistent with Mr. Wiederhorn's employment agreement. At that time, Mr. Wiederhorn, Ivy Capital Partners L.P., a California limited partnership ("Ivy") and the Issuer executed and delivered an Agreement, dated as of February 21, 2002, pursuant to which the Company loaned $687,000 to Ivy and $175,000 to Mr. Wiederhorn, which loans were evidenced by Secured Promissory Notes, each dated as of February 21, 2002, by Ivy and Mr. Wiederhorn. Also In June, 2002, Mr. Wiederhorn and the Issuer executed and delivered a Guaranty, dated as of February 21, 2002, pursuant to which he guaranteed the loan to Ivy. Mr. Wiederhorn contributed $63,000 of the proceeds of his loan to Ivy, indirectly through Ivy's parent entity. Ivy, the general partner of TTMM, contributed $750,000 of the proceeds of the loans to TTMM.

     Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing


                               Page 8 of 11 Pages
vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.


                               Page 9 of 11 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                             PERCENTAGE OF
                                      NUMBER OF SHARES       COMMON STOCK
                                     BENEFICIALLY OWNED      OUTSTANDING(1)
                                     ------------------      ---------------
Andrew Wiederhorn                       3,538,908(2)             36.09%
Tiffany Wiederhorn                      3,538,908(3)             36.09%
TTMM, L.P.                                951,709                 9.71%
WM Starlight Investments, LLC              13,826                 0.14%

--------------------

(1) Computed on the basis of 9,806,370 shares of Common Stock outstanding as of July 31, 2002, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2002.

(2) Includes 1,594,790 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 315,000 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendments No. 3 and No.
4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Andrew Wiederhorn shares voting power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Also includes 64,613 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 3,538,908 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 3,538,908 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 367,000 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,601,767 shares.

(3) Includes 1,332,535 shares of Common Stock owned by other Reporting Persons, including 315,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendment No. 3 and No.
4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 64,613 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of no shares, (ii) shared power to vote or to direct the vote of 3,538,908 shares, (iii) had sole power to dispose or to direct the disposition of 629,255 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,397,148 shares.


                              Page 10 of 11 Pages

     On June 13, 2002 and July 3, 2002, the minor children of Andrew and Tiffany Wiederhorn purchased in the open market a total of 8,000 shares and 9,400 shares, respectively, of Common Stock at a purchase price of $3.163 and $3.064 per share, respectively. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments hereto are incorporated herein by this reference.

     The description of the agreements in Items 3 and 4 above are incorporated herein by reference.

     Other than the agreements described in Items 3 and 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Waiver, Release, Delegation and Amendment to Stock Option and Voting Agreement, dated as of July 31, 2002, by and among Andrew A. Wiederhorn. Lawrence A. Mendelsohn, as Agent , MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC, and Joyce Mendelsohn , and Tiffany Wiederhorn, as guarantor with respect to certain obligations.

2. Agreement, dated as of February 21, 2002, by and among Andrew A. Wiederhorn, Ivy Capital Partners L.P., and Fog Cutter Capital Group Inc., attaching Guaranty of Andrew A Wiederhorn and Secured Promissory Notes of Andrew A. Wiederhorn and Ivy Capital Partners L.P.


                              Page 11 of 11 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


August 20, 2002                               /S/ ANDREW WIEDERHORN
                                      -----------------------------------------
                                               Andrew Wiederhorn


August 20, 2002                               /S/ TIFFANY WIEDERHORN
                                      -----------------------------------------
                                               Tiffany Wiederhorn


August 20, 2002                       TTMM, L.P.

                                      By: IVY CAPITAL PARTNERS,
                                           L.P., its general partner

                                      By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                          its general partner


                                      By:   /S/ TIFFANY WIEDERHORN
                                          -------------------------------------
                                          Tiffany Wiederhorn, its general
                                          partner



August 20, 2002                       WM STARLIGHT INVESTMENTS, LLC


                                      By:   /S/ TIFFANY WIEDERHORN
                                          -------------------------------------
                                          Tiffany Wiederhorn, its
                                          Managing member

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201

                                   EXHIBIT 1


                    WAIVER, RELEASE, DELEGATION AND AMENDMENT
                                       TO
                        STOCK OPTION AND VOTING AGREEMENT

     This Waiver, Release, Delegation and Amendment to Stock Option and Voting Agreement ("WAIVER AND AMENDMENT"), dated as of July 31, 2002, is made between Andrew A. Wiederhorn ("GRANTOR"), as Grantor under the "Original Agreement" (as such term is defined herein), Lawrence A. Mendelsohn ("AGENT"), as Agent of the Stockholders under the Original Agreement, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC ("S&S"), and Joyce Mendelsohn (Lawrence A. Mendelsohn, MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S and Joyce Mendelsohn collectively the "STOCKHOLDERS"), and Tiffany Wiederhorn, as guarantor with respect to certain obligations ("GUARANTOR") (Grantor, Stockholders and Guarantor collectively the "Original Parties") and Fog Cutter Capital Group Inc., a Maryland corporation (the "COMPANY"), and amends the Stock Option and Voting Agreement, dated as of October 16, 2001 ("ORIGINAL AGREEMENT"), among the Original Parties, as set forth herein. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Original Agreement.

                                    AGREEMENT

1.   WAIVER OF TRANSFER OF SUBJECT SHARES.

     Grantor hereby waives any and all restrictions and prohibitions imposed by the Original Agreement (including but not limited to any restrictions imposed by Section 7 of the Original Agreement) on the transfer from S&S to Joyce Mendelsohn of 419,500 shares of the "Subject Shares" (as such term is defined in the Original Agreement) currently owned by S&S.

2.   RELEASE OF OBLIGATIONS UPON DELEGATION.

     Agent, on behalf of itself and each of the Stockholders, hereby agrees that, in connection with the delegation of the obligations of Grantor under
Section 1 of the Original Agreement to the Company pursuant to Sections 3 and 4 hereunder and as contemplated by Section 9(i) of the Original Agreement (the "Delegation of Obligations") and the acceptance by the Company of the Delegation of Obligations pursuant hereto, Grantor and Guarantor are hereby released from any and all further obligations, whether past, present or future, that they may have pursuant to Section 1 of the Original Agreement, subject to the condition subsequent of receipt by the Agent, no later than ten business days after the date hereof, of (i) resolutions of the Board of Directors of the Company authorizing the Company's acceptance of the Delegation of Obligations (the "Delegation Resolutions"), accompanied by a Certificate of the Secretary of the Company certifying that such Delegation Resolutions are true and correct copies of the Delegation Resolutions duly adopted by the Board of Directors of the Company which Delegation Resolutions have not been amended, modified or superseded and are in full force and effect as of the date of such Certificate and which Delegation Resolutions are the only resolutions adopted by the Board of Directors or any committee thereof relating to the Delegation of Obligations and (ii) a Certificate from the Secretary of the Company certifying that the minutes of the meeting of the Board of Directors of the Company at which resolutions were adopted approving the acceptance by the Company of the Delegation of Obligations were approved at a subsequent meeting of the Board of Directors of the Company with a copy of such minutes attached to such Certificate from the Secretary of the Company as an exhibit, in each case in such form as may be reasonably acceptable to the Agent (the documents described in clauses (i) and (ii) hereof shall collectively be referred to herein as the "Evidence of Delegation and Acceptance"). The foregoing sentence notwithstanding, prior to the delivery to and acceptance by the Agent of the Evidence of Delegation and Acceptance, such release of Grantor and Guarantor as set forth in this Section 2 shall be valid only if, and to the extent that, the Company's acceptance and assumption of the Delegation of Obligations from Grantor are and remain legally valid and binding upon Company. If the Evidence of Delegation and Acceptance has not been delivered to and accepted by Agent on or prior to the tenth business day after the date hereof, then the release of Grantor and Guarantor as set forth in this Section 2 shall automatically be void.

3.   ASSIGNMENT AND DELEGATION BY GRANTOR.

     Grantor hereby assigns, sells, transfers and sets over (collectively, the "Assignment") to the Company all of Grantor's legal, beneficial and other right, title, benefit, privileges and interests in and to, and obligations under,
Section 1 of the Original Agreement, as amended by this Waiver and Amendment, including, without limitation, the right to receive and the obligation to pay for Purchased Shares.

4.   ACCEPTANCE OF DELEGATION BY COMPANY.

     The Company hereby accepts the Assignment, and assumes and agrees to observe, perform, pay and otherwise discharge when due each of the obligations of Grantor under Section 1 of the Original Agreement, as amended hereby (the "Assumed Liabilities"), including, without limitation, the obligation to pay the Option Price Per Share for the Purchased Shares but expressly excluding any liability of Grantor for any breach of the representations, warranties and covenants of Grantor set forth in Section 4 of the Original Agreement. Except as set forth in the previous sentence, the Company expressly does not, and will not be deemed to, assume hereunder or otherwise by reason of the transactions contemplated hereby or by the Original Agreement any liabilities, obligations or commitments of, or arising out of actions taken, services rendered, goods sold or contracts entered into by, Grantor of any nature whatsoever.

5.   AMENDMENT OF ORIGINAL AGREEMENT.

     Grantor and Agent, on behalf of each of the Stockholders, hereby amend the Original Agreement, effective as of July 31, 2002, as follows:

     A. Section 9(i) of the Original Agreement is amended by adding the following sentence immediately prior to the last sentence of such section:

          "The obligations of Guarantor under the Note(s) pursuant to the guarantee and pledge described in Sections 1(h)(i) and (ii) shall terminate and be of no further force or effect upon the delegation of Grantor's obligations under Section 1 hereof to the Company pursuant to this Section 9(i) (the "Delegation of Obligations") and acceptance by the

          Company of the Delegation of Obligations, subject to the condition subsequent of receipt by the Agent, no later than ten business days after the date of such delegation, of (i) resolutions of the Board of Directors of the Company authorizing the Company's acceptance of the Delegation of Obligations (the "Delegation Resolutions"), accompanied by a Certificate of the Secretary of the Company certifying that such Delegation Resolutions are true and correct copies of the Delegation Resolutions duly adopted by the Board of Directors of the Company which Delegation Resolutions have not been amended, modified or superseded and are in full force and effect as of the date of such Certificate and which Delegation Resolutions are the only resolutions adopted by the Board of Directors or any committee thereof relating to the Delegation of Obligations and (ii) a Certificate from the Secretary of the Company certifying that the minutes of the meeting of the Board of Directors of the Company at which resolutions were adopted approving the acceptance by the Company of the Delegation of Obligations were approved at a subsequent meeting of the Board of Directors of the Company, in each case in such form as may be reasonably acceptable to the Agent(the documents described in clauses
          (i) and (ii) hereof shall collectively be referred to herein collectively as the "Evidence of Delegation and Acceptance"). The foregoing sentence notwithstanding, prior to the delivery to and acceptance by the Agent of the Evidence of Delegation and Acceptance, such release of Grantor and Guarantor as set forth in this Section 9(i) shall be valid only if, and to the extent that, the Company's acceptance and assumption of the Delegation of Obligations from Grantor are and shall remain legally valid and binding upon Company."

     B. Schedule 1 of the Original Agreement is amended by increasing the Subject Shares for Joyce Mendelsohn from "17,158" to "436,658"; and

     C. Schedule 1 of the Original Agreement is amended by decreasing the Subject Shares for S&S from "519,500" to "100,000".

6.   REPRESENTATIONS AND WARRANTIES OF GRANTOR AND COMPANY.

     A. The Company hereby represents and warrants to the Agent and each of the Stockholders as follows:

          (i). Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Maryland.

          (ii). Company has the corporate power and authority to execute, deliver and perform all of its obligations under this Waiver and Amendment and the Original Agreement as amended by this Waiver and Amendment (collectively the "Subject Agreements"). The execution and delivery of this Waiver and Amendment, the acceptance of the Delegation of Obligations and the performance of the obligations so delegated have been duly authorized by requisite corporate action on the part of Company.

          (iii). When duly executed and delivered by Company, the Subject Agreements will constitute the valid and binding obligation of Company, enforceable against Company in accordance with their terms.

          (iv). The execution and delivery by Company of the Waiver and Amendment, acceptance of the Delegation of Obligations and performance by Company of its obligations under the Subject Agreements, in accordance with their terms, do not (i) conflict with the Articles of Incorporation or Bylaws of Company, (ii) constitute a material violation of or a default under any contract, commitment, agreement, arrangement or restriction of any kind to which Company is a party or by which Company is bound (collectively the "Applicable Commitments") or (iii) cause the creation of any security interest or lien upon any of the property of the Company pursuant to any Applicable Commitments.

          (v). None of the execution and delivery by Company of the Waiver and Amendment, the performance by Company of its obligations under the Subject Agreements or the compliance by Company with the terms and provisions of the Subject Agreements, will contravene any applicable law.

          (vi). No consent, approval, license, authorization or validation of, or filing, recording or registration with, the State of Maryland or any federal, executive, legislative, judicial, administrative or regulatory body pursuant to any applicable law which has not been obtained or taken and is not in full force and effect is required to authorize or is required in connection with the execution and delivery of the Waiver and Amendment by Company nor the performance by Company of its obligations under the Subject Agreements.

          (vii). Company is not currently insolvent nor will the execution and delivery by Company of the Waiver and Amendment, the performance by Company of its obligations under the Subject Agreements nor the compliance by Company with the terms and provisions thereof, cause the Company to become insolvent.

     B. Each of the Stockholders hereby represents and warrants to the Company each of the representations and warranties contained in Section 3 of the Original Agreement, as if they were made as of the date hereof.

     C. Grantor hereby represents and warrants to the Company, the Agent and each of the Stockholders (i) each of the representations and warranties contained in Section 4(a) through (c) of the Original Agreement, as if they were made as of the date hereof and (ii) that Grantor continues to be bound by and shall observe, perform, pay and otherwise discharge when due each of the obligations of Grantor set forth in the Original Agreement, except such obligations as set forth in Section 1 of the Original Agreement as are released in accordance with the terms hereof.

7.   LEGAL FEES.

     The Company hereby agrees to promptly reimburse Agent for all reasonable fees and costs for legal services incurred by Agent in connection with this Waiver and Amendment.

8.   SEVERABILITY.

     In the event that any part of this Waiver and Amendment is declared by any court or other judicial or administrative body to be null, void or unenforceable, such provision shall survive to the extent it is not so declared, and all of the other provisions of this Waiver and Amendment shall remain in full force and effect.

9.   NO FURTHER MODIFICATION OF ORIGINAL AGREEMENT.

     Except for the specific waivers and modifications to the Original Agreement as set forth in this Waiver and Amendment, all other terms and conditions of the Original Agreement, as amended, remain in full force and effect and nothing contained herein will itself change, amend, extend or alter (nor should it be deemed or construed as changing, amending, extending or altering) the terms or conditions of the Original Agreement or the Assumed Obligations in any manner whatsoever. In the event of any conflict between the provisions of this Waiver and Amendment and the Original Agreement, the provisions of this Waiver and Amendment shall govern.

10.  COUNTERPARTS.

     This Waiver and Amendment may be executed in counterparts, each of which shall be deemed an original and both of which together shall constitute one instrument.

     IN WITNESS WHEREOF, the Grantor, Guarantor and Agent (on behalf of the Stockholders) have executed this Waiver and Amendment as of the date first written above.




GRANTOR                                     AGENT, on behalf of each
                                            of the Stockholders

/S/ ANDREW A. WIEDERHORN                     /S/ LAWRENCE A. MENDELSOHN
--------------------------------            -----------------------------------
Andrew A. Wiederhorn                        Lawrence A. Mendelsohn



GUARANTOR                                   FOG CUTTER CAPITAL GROUP INC.

/S/ TIFFANY WIEDERHORN                       /S/ R. SCOTT STEVENSON
--------------------------------            -----------------------------------
Tiffany Wiederhorn                          By:  R. SCOTT STEVENSON
                                               --------------------------------
                                            Title: SENIOR VICE PRESIDENT & CFO
                                                  -----------------------------

                                   EXHIBIT 2


     AGREEMENT, dated as of February 21, 2002 (this "Agreement"), by and between Andrew A. Wiederhorn ("Executive"), Ivy Capital Partners L.P., a California limited partnership ("Ivy"), and Fog Cutter Capital Group Inc., a Maryland corporation (the "Company").

                                    RECITALS

     A. The Company and Executive entered into an employment agreement dated as of September 4, 1999, as amended and restated as of October 1, 2000, and amended and restated again as of December 31, 2001 (the "Employment Agreement").

     B. Pursuant to the Employment Agreement, the Company agreed to make certain loans to Executive for the purchase of the Company's common stock.

     C. On December 6, 1999, the Company loaned $49,218.75 to Executive to purchase shares of the Company's common stock as evidenced by a promissory note in such amount and dated such date ("Note No. 1").

     D. On November 27, 2000, the Company loaned $50,000 to Executive to purchase shares of the Company's common stock as evidenced by a promissory note in such amount and dated such date ("Note No. 2");

     E. On February 21, 2002, the Company loaned $750,000 to Executive to purchase shares of the Company's common stock as evidenced by a promissory note in such amount and dated such date ("Note No. 3," and together with Note No. 1 and Note No. 2, the "Notes").

     F. None of the loans to Executive have been repaid.

     G. The Company and Executive desire to make certain changes to the parties' agreements relating to the loans.

     The parties agree as follows:

     SECTION 1. EMPLOYMENT AGREEMENT. Executive and the Company hereby agree that Executive may direct the Company to loan any amounts that are permitted to be borrowed for the purchase of the Company's common stock pursuant to Section 5(b) of the Employment Agreement to Executive's affiliates; provided that Executive agrees to guarantee the loan and the affiliate agrees to use the loan proceeds for the purchase of the Company's common stock. For the purpose of this Agreement, the term "affiliate" means a person that directly or indirectly, through one or more intermediaries' controls, is controlled by, or is under common control with, the first mentioned person. For the purposes of this Agreement, the term "person" means an individual, corporation, partnership, association, trust, unincorporated organization or other entity or group.

     SECTION 2. LOAN. Executive hereby directs the Company to loan $687,000 to Ivy for the purchase of the Company's common stock. Ivy hereby agrees to use the proceeds of the loan to purchase shares of the Company's common stock.

     SECTION 3. NOTES. Executive will execute a $175,000 promissory note in favor of the Company in the form attached hereto as Exhibit A ("New Note No. 1"). Executive hereby agrees to use the proceeds of the loans to Executive to purchase shares of the Company's common stock. Ivy will execute a $687,000 promissory note in favor of the Company in the form attached hereto as Exhibit B ("New Note No. 2"). New Note No. 1 and New Note No. 2 will be delivered to the Company to replace the Notes, and the Company will deliver the Notes to Executive, which will thereafter be null and void. Executive and the Company acknowledge that the indebtedness represented by the Notes is not being released or cancelled in connection with the foregoing.

     SECTION 4. TERMINATION OF PLEDGE AGREEMENTS. The Pledge Agreement dated December 1, 1999 made by Executive in favor of the Company and the Pledge Agreement dated February 21, 2002 made by executive in favor of the Company will be terminated effective as of the date of this Agreement.

     SECTION 5. GUARANTEE. Simultaneously with the execution and delivery of this Agreement, Executive will execute a guaranty in favor of the Company in the form attached hereto as Exhibit C (the "Guarantee").

     SECTION 6. REPRESENTATIONS. Executive and Ivy, jointly and severally, represent and warrant to the Company as follows:

          (i) Ivy has all necessary partnership power and authority to execute and deliver this Agreement and New Note No. 2;

          (ii) Executive and Ivy each have the full right to enter into and perform this Agreement, the Guarantee, New Note No. 1 and New Note No. 2 (to which Executive or Ivy is a party);

          (iii) the execution and delivery of this Agreement and New Note No. 2 by Ivy and the transactions contemplated by this Agreement have been duly and validly authorized by all necessary partnership action;

          (iv) neither Executive nor Ivy is bound by any contractual or other obligation that would be violated by his or its execution of this Agreement, the Guarantee, New Note No. 1 and New Note No. 2 (to the extent Executive or Ivy is a party thereto);

          (v) this Agreement, the Guarantee, New Note No. 1 and New Note No. 2 is a valid and binding obligation of Executive and Ivy (to the extent Executive or Ivy is a party thereto), except as may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors; rights in general and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law);

          (vi) attached as Exhibit D is a true, correct and complete copy of the partnership agreement of Ivy;

          (vii) attached as Exhibit E is a certified copy of the certificate of formation of Ivy and such certificate of formation has not been amended and remains in full force and effect on the date of this Agreement;

          (viii) Ivy is the sole manager of Highland Road Properties LLC, a California limited liability company ("Highland") and holds 20.0% of the membership interests of Highland;

          (ix) attached as Exhibit F is a true, correct and complete copy of the limited liability agreement of Highland;

          (x) attached as Exhibit G is a certified copy of the certificate of formation of Highland and such certificate of formation has not been amended and remains in full force and effect on the date of this Agreement;

          (xi) Highland is the sole owner of certain real property located on SW Highland Road, Portland, Oregon 97221 (the "Highland Property");

          (xii) attached as Exhibit H is a true, correct and complete copy of an appraisal on the Highland Property;

          (xiii) the Highland Property is free and clear of all Liens (as defined below) except such imperfections of title, easements, and encumbrances, if any, as do not materially detract from the value or would interfere with the use of such property;

          (xiv) Ivy is the sole manager and holds 100% of the membership interests in Ivy at the Shore Properties LLC, a California limited liability company ("ISP");

          (xv) attached as Exhibit I is a true, correct and complete copy of the limited liability company agreement of ISP;

          (xvi) attached as Exhibit J is a certified copy of the certificate of formation of ISP and such certificate of formation has not been amended and remains in full force and effect on the date of this Agreement;

          (xvii) ISP is the sole owner of certain real property located at NEC of Cottage & Pacific Way, Gearhart, Oregon 97138 (the "Gearhart Property");

          (xviii) attached as Exhibit K is a true, correct and complete copy of an appraisal on the Gearhart Property;

          (xix) the Gearhart Property is free and clear of all Liens (as defined below) except such imperfections of title, easements, and encumbrances, if any, as do not materially detract from the value or would interfere with the use of such property;

          (xx) neither Ivy, Highland nor ISP have any outstanding Indebtedness (as defined below); and

          (xxi) Ivy's membership interests in Highland and ISP are free and clear of all Liens (as defined below).

     SECTION 7. PLEDGE. Ivy hereby pledges and assigns to the Company, and grants to the Company a continuing security interest in the membership interests of Highland and ISP owned by it.

     SECTION 8. NEGATIVE PLEDGE. So long as any amount remains outstanding under New Note No. 2, Ivy will not, and will not permit Highland or ISP to, (i) create or incur any Liens (as defined below) upon the whole or any part of its or their present or future assets, (ii) create, incur, assume or permit to exist any Indebtedness (as defined below) except as contemplated by this Agreement, or
(iii) sell, transfer or otherwise dispose of, its membership interests in Highland and ISP, the Highland Property or the Gearhart Property.

     SECTION 9. EMPLOYMENT AGREEMENT AND PLEDGE. Executive agrees that the Company may net amounts payable by it under the Employment Agreement against any amounts payable by Executive upon any default or at the maturity of New Note No.
1. In addition, Executive hereby pledges all of his rights under the Employment Agreement to the Company for so long as any amounts remain outstanding under New Note No. 1.

     SECTION 10. RECOURSE LOAN. Executive acknowledges and agrees that the loan secured by New Note No. 1 shall be a fully recourse loan to Executive.

     SECTION 11. DEFINITIONS. "Liens" means any lien, pledge, mortgage, security interest, deed of trust charge or other form of encumbrance. "Indebtedness" means (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all Indebtedness secured by any Lien, and (d) all guarantee obligations with respect to Indebtedness of another person.

     SECTION 12. WAIVER OF JURY TRIAL. EXECUTIVE, IVY AND THE COMPANY HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

     SECTION 13. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF OREGON.

     SECTION 14. COUNTERPARTS. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument and any of the parties hereto may execute this agreement by signing any such counterpart.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.



                                           FOG CUTTER CAPITAL GROUP INC.


                                           By: /S/ R. SCOTT STEVENSON
                                              ---------------------------------
                                              Name:  R. SCOTT STEVENSON
                                              Title: SENIOR VICE PRESIDENT
                                                     AND CFO


                                               /S/ ANDREW A. WIEDERHORN
                                           ------------------------------------
                                           Andrew A. Wiederhorn


                                           IVY CAPITAL PARTNERS L.P.

                                           By:  WIEDERHORN FAMILY LIMITED
                                                PARTNERSHIP, as general partner


                                                By: /S/ TIFFANY WIEDERHORN
                                                   ----------------------------
                                                   Tiffany Wiederhorn, as
                                                   general partner

                                                                      EXHIBIT A


                              ANDREW A. WIEDERHORN
                             SECURED PROMISSORY NOTE

$175,000.00                                                    Portland, Oregon
                                                              February 21, 2002

     ANDREW A. WIEDERHORN ("Executive"), for value received, hereby promises to pay to the order of Fog Cutter Capital Group Inc., a Maryland corporation (the "Holder") on February 21, 2007 (or when otherwise due and payable hereunder, including the date of termination of employment as set forth below) the principal sum of ONE HUNDRED SEVENTY-FIVE THOUSAND DOLLARS AND NO CENTS ($175,000.00) as such amount is increased as a result of PIK Interest (as defined below), together with interest thereon from the date hereof at the Prime Rate as published in the Western Edition of the Wall Street Journal on February 21 of each year (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest is payable annually in arrears on February 21 of each year commencing on February 21, 2003 and on maturity of this Note; provided, however, that (i) any and all interest accruing on this Note shall not be paid in cash but shall be payable in kind (i.e. the amount of interest accrued and payable on this Note on each interest payment date (other than the maturity date) will be added to the principal amount of this Note on such interest payment date) ("PIK Interest"), and (ii) on the date of maturity of this Note, all accrued and unpaid interest (including PIK Interest and interest thereon) shall be payable in cash. PIK Interest added to the principal amount of this Note on each interest payment date (other than the maturity date) shall accrue interest at the applicable rate set forth above from and including such interest payment date to the date this Note is paid in full. Any principal not paid when due and payable shall bear interest from and including the date due to but excluding the date paid in full at the rate set forth above plus five percent (5%) per annum (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. If (1) the Executive fails to pay any principal or interest when due, (2) the Executive breaches any of his other obligations hereunder, (3) the Executive shall file for bankruptcy or shall be subject to a decree or order adjudging him bankrupt, which decree or order remains unanswered for a period of 30 days, or (4) any portion of the principal amount of this Note or any accrued interest thereon remains outstanding on February 21, 2007, then the entire principal amount of this Note and all accrued interest thereon shall be and become immediately due and payable on such date. In addition, on the earlier of (i) February 21, 2007 and (ii) the date six months' after the date of the Executive's termination of employment with the Holder for any reason set forth in Section 7 of that certain employment agreement (the "Employment Agreement"), as amended and restated, by and between the Executive and the Holder, the entire principal amount of this Note and all accrued interest (including PIK Interest) thereon shall be and become immediately due and payable on such date.

     This Note is fully recourse to the Executive and secured by all of Executive's rights under the Employment Agreement. The Company may net amounts payable by it under the Employment Agreement against any amounts payable by Executive upon any default or at maturity of this Note.

     The payment of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Principal and interest on this Note shall be paid by check or wire transfer of Federal Funds in accordance with the written instructions of the Holder.

     The Executive hereby waives presentment for payment, demand for payment, notice of nonpayment, protest and notice of protest.

     This Note may be prepaid at any time at the option of the Executive without premium or penalty. All payments on this Note shall be applied first to interest and the remainder thereof to principal.

     This Note shall be binding upon the Executive and shall inure to the benefit of the Holder and its successors, assigns and transferees.

     The Executive hereby promises to pay to the Holder all costs and expenses of collection and enforcement, including without limitation reasonable attorneys' fees and expenses.

     This Note shall be governed by and construed in accordance with the internal laws of the State of Oregon (without reference to its rules as to conflicts of law). Any judicial proceeding brought against the Executive to enforce, or otherwise in connection with, this Note may be brought in any court of competent jurisdiction in the City of Portland, and, by execution and delivery of this Note, the Executive (i) accepts, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate court and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Note and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such proceeding brought in such a court or that such a court is an inconvenient forum. THE EXECUTIVE AND THE HOLDER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

     IN WITNESS WHEREOF, the undersigned has executed this Note.


                                             ANDREW A. WIEDERHORN



                                             ----------------------------------


Attested:


---------------------------------

                                                                      EXHIBIT B


                            IVY CAPITAL PARTNERS L.P.
                             SECURED PROMISSORY NOTE

$687,000.00                                                    Portland, Oregon
                                                              February 21, 2002


     IVY CAPITAL PARTNERS L.P., a California limited partnership ("Ivy"), for value received, hereby promises to pay to the order of Fog Cutter Capital Group Inc., a Maryland corporation (the "Holder") on February 21, 2007 (or when otherwise due and payable hereunder, as set forth below) the principal sum of SIX HUNDRED EIGHTY SEVEN DOLLARS AND NO CENTS ($687,000.00) as such amount is increased as a result of PIK Interest (as defined below), together with interest thereon from the date hereof at the Prime Rate as published in the Western Edition of the Wall Street Journal on February 21 of each year (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest is payable annually in arrears on February 21 of each year commencing on February 21, 2003 and on maturity of this Note; provided, however, that (i) any and all interest accruing on this Note shall not be paid in cash but shall be payable in kind (i.e. the amount of interest accrued and payable on this Note on each interest payment date (other than the maturity date) will be added to the principal amount of this Note on such interest payment date) ("PIK Interest"), and (ii) on the date of maturity of this Note, all accrued and unpaid interest (including PIK Interest and interest thereon) shall be payable in cash. PIK Interest added to the principal amount of this Note on each interest payment date (other than the maturity date) shall accrue interest at the applicable rate set forth above from and including such interest payment date to the date this Note is paid in full. Any principal not paid when due and payable shall bear interest from and including the date due to but excluding the date paid in full at the rate set forth above plus five percent (5%) per annum (but in no event to exceed the maximum rate permitted under applicable provisions of law). Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. If (1) Ivy fails to pay any principal or interest when due, (2) Ivy breaches any of its other obligations hereunder, (3) Ivy shall file for bankruptcy or shall be subject to a decree or order adjudging it bankrupt, which decree or order remains unanswered for a period of 30 days, or (4) any portion of the principal amount of this Note or any accrued interest thereon remains outstanding on February 21, 2007, then the entire principal amount of this Note and all accrued interest thereon shall be and become immediately due and payable on such date. In addition, on the earlier of (i) February 21, 2007 and (ii) the date six months' after the date of Andrew A. Wiederhorn's termination of employment with the Holder for any reason set forth in Section 7 of that certain employment agreement (the "Employment Agreement"), as amended and restated, by and between Mr. Wiederhorn and the Holder, the entire principal amount of this Note and all accrued interest (including PIK Interest) thereon shall be and become immediately due and payable on such date.

     This Note is secured by certain membership interests of Highland Road Properties LLC, a California limited liability company and Ivy at the Shore Properties LLC, a California limited liability company pursuant to that certain agreement, dated as of February 21, 2002 by and between Andrew A. Wiederhorn, Ivy and the Holder.

     The payment of principal and interest shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Principal and interest on this Note shall be paid by check or wire transfer of Federal Funds in accordance with the written instructions of the Holder.

     Ivy hereby waives presentment for payment, demand for payment, notice of nonpayment, protest and notice of protest.

     This Note may be prepaid at any time at the option of Ivy without premium or penalty. All payments on this Note shall be applied first to interest and the remainder thereof to principal.

     This Note shall be binding upon Ivy and shall inure to the benefit of the Holder and its successors, assigns and transferees.

     Ivy hereby promises to pay to the Holder all costs and expenses of collection and enforcement, including without limitation reasonable attorneys' fees and expenses.

     This Note shall be governed by and construed in accordance with the internal laws of the State of Oregon (without reference to its rules as to conflicts of law). Any judicial proceeding brought against Ivy to enforce, or otherwise in connection with, this Note may be brought in any court of competent jurisdiction in the City of Portland, and, by execution and delivery of this Note, Ivy (i) accepts, generally and unconditionally, the nonexclusive jurisdiction of such courts and any related appellate court and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Note and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such proceeding brought in such a court or that such a court is an inconvenient forum. IVY AND THE HOLDER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS NOTE.

     IN WITNESS WHEREOF, the undersigned has executed this Note.

                                          IVY CAPITAL PARTNERS L.P.

                                          By: WIEDERHORN FAMILY  LIMITED
                                               PARTNERSHIP, as general partner


                                               By:
                                                   ----------------------------
                                                       Tiffany Wiederhorn,
                                                        as general partner

Attested:


-------------------------------

                                                                      EXHIBIT C


     GUARANTY dated as of February 21, 2002 made by Andrew A. Wiederhorn (the "Guarantor"), in favor of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company").

                                    RECITALS

     A. The Company and the Guarantor entered into an employment agreement dated as of September 4, 1999, as amended and restated as of October 1, 2000, and amended and restated again as of December 31, 2001 (the "Employment Agreement").

     B. Pursuant to the employment agreement, the Company agreed to make certain loans to the Guarantor for the purchase of the Company's common stock.

     C. Pursuant to an Agreement among the Guarantor, Ivy Capital Partners L.P., a California limited partnership ("Ivy") and the Company dated the date hereof (the "Agreement"), the Company agreed that the Guarantor could direct the Company to loan such amounts as are permitted to be borrowed pursuant to the Employment Agreement to an affiliate (as such term is defined in the Agreement) of the Guarantor; provided that the Guarantor guarantees any such amounts.

     D. Pursuant to the Agreement, the Guarantor directed the Company to loan $687,000 to Ivy.

     E. Ivy Capital Partners L.P. executed a $687,000 promissory note in favor of the Company (the "Note").

     E. The Guarantor desires to guarantee the obligations of Ivy under the Note (the "Guaranteed Obligations"). The obligations of Ivy are secured by certain membership interests of Highland Road Properties LLC, a California limited liability company and Ivy at the Shore Properties LLC, a California limited liability company pursuant to the Agreement.

     The parties agree as follows:

     SECTION 1. GUARANTY. The Guarantor hereby (A) unconditionally guarantees the prompt and full payment when due of the Guaranteed Obligations and (B) absolutely, unconditionally and irrevocably agrees to pay any and all expenses (including, without limitation, counsel fees and expenses) incurred by the Company in enforcing any rights under this Guaranty.

     SECTION 3. GUARANTY ABSOLUTE. The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Note, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Company with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Guaranty, irrespective of whether any action is brought against Ivy or whether Ivy is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any and all of the following:


     (a) any lack of validity or enforceability of the Note or any agreement or instrument relating thereto;

     (b) any change in the time, manner or place of payment of, or in any other term of, the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from the Note;

     (c) any change, restructuring or termination of the existence of Ivy; or

     (d) any other circumstance (including, without limitation, any statute of limitations or any existence of or reliance on any representation by the Company) that might otherwise constitute a defense available to, or a discharge of, Ivy or a guarantor, other than payment in full in cash of the Guaranteed Obligations.

     This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the Guaranteed Obligations is rescinded or must otherwise be returned by the Company upon the insolvency, bankruptcy or reorganization of Ivy or otherwise, all as though such payment had not been made.

     SECTION 4. WAIVERS.

     (a) The Guarantor hereby waives promptness, diligence, notice of acceptance, demand of payment, presentment of this or any instrument, notice of dishonor, protest and notice of protest and any other notice with respect to the Guaranteed Obligations and this Guaranty and any requirement that the Company protect, secure, perfect or insure any property subject thereto.

     (b) The Guarantor waives all defenses that may be available by virtue of any valuation, stay, moratorium law or similar law now or hereafter in effect, any right to require the marshalling of assets, and all suretyship defenses generally.

     (c) To the fullest extent permitted by applicable law, the Guarantor hereby waives the right by statute or otherwise to require the Company to institute suit against Ivy or to exhaust any rights or remedies, which the Company has or may have against Ivy.

     (d) Until such time as the Guaranteed Obligations have been fully, finally and indefeasibly paid or otherwise satisfied in accordance with their terms: (i) the Guarantor hereby waives and postpones any right of subrogation the Guarantor has or may have as against Ivy with respect to the Guaranteed Obligations, (ii) the Guarantor hereby waives and postpones any right to proceed against Ivy, or any other person, now or hereafter, for contribution, indemnity, reimbursement, or any other suretyship rights and claims (irrespective of whether direct or indirect, liquidated or contingent), with respect to the Guaranteed Obligations, and (iii) the

Guarantor hereby waives and postpones any right to proceed or to seek recourse against or with respect to any property or asset of Ivy.

     (e) This Guarantee is not subject to set-off, counterclaim, deductions or any defense whatsoever, each of which is hereby irrevocably waived by the Guarantor.

     (f) THE GUARANTOR HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

     (g) The Guarantor understands that the effect of the foregoing waiver may be that the Guarantor may have liability hereunder for amounts with respect to which the Guarantor may be left without rights of subrogation, reimbursement, contribution or indemnity against Ivy or other guarantors or sureties.

     SECTION 5. Representations and Warranties. The Guarantor hereby represents and warrants as follows:

     (a) The execution, delivery and performance by the Guarantor of this Guaranty does not and will not (A) violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award binding on the Guarantor, (B) conflict with or result in the breach of, or constitute a default under, any contract, loan or credit agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting the Guarantor or any of his properties, or (C) result in or require the creation or imposition of any lien upon or with respect to any of the Guarantor's properties or assets.

     (b) There are no conditions precedent to the effectiveness of this Guaranty that have not been satisfied or waived.

     (c) This Guaranty has been duly executed and delivered by the Guarantor and is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

     SECTION 6. AMENDMENTS, ETC. No amendment of any provision of this Guaranty shall be effective unless the same shall be in writing and signed by the Guarantor and the Company, and no waiver of any provision of this Guaranty or consent to any departure by the Guarantor from this Guarantee, shall in any event be effective unless the same shall be in writing and signed by the Company and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     SECTION 8. NO WAIVER; REMEDIES. No failure on the part of the Company to exercise, and no delay in exercising, any right under this Guarantee shall operate as a waiver thereof or consent thereto; nor shall any single or partial exercise of any right, power or privilege under this Guarantee preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided in this Guarantee are cumulative and not exclusive of any remedies provided by law.

     SECTION 9. CONTINUING GUARANTY. This Guaranty is a continuing guaranty and shall remain in full force and effect until the later of (i) the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and (ii) the maturity date of the Note.

     SECTION 10 GOVERNING LAW. This Guaranty shall be governed by, and construed in accordance with, the laws of the State of Oregon.

     IN WITNESS WHEREOF, the Guarantor has executed this Guaranty as of the date first above written.



                                                    ---------------------------
                                                    Andrew A. Wiederhorn